execution version

CARDIOME PHARMA CORP.

and

MERCK SHARP & DOHME CORP.

TRANSITION AGREEMENT

TRANSITION AGREEMENT

This Transition Agreement (the “Agreement”) is made and entered into as of the latest date of signature appearing below (the “Effective Date”) by and between CARDIOME PHARMA CORP., a Canadian corporation with offices at 6190 Agronomy Rd., Suite 405, Vancouver, B.C., Canada, V6T 1Z3 ("Cardiome"), and MERCK SHARP & DOHME CORP. (as successor-in-interest to the entity formerly known as Merck & Co., Inc.), a corporation organized under the laws of New Jersey with offices at One Merck Drive, Whitehouse Station, NJ 08889-0100, U.S.A. ("Merck"). Cardiome and Merck are each referred to from time to time herein either individually as a “Party” or collectively as the “Parties”.

WHEREAS, Cardiome, Merck Sharp & Dohme (Switzerland) GmbH, a company organized under the laws of Switzerland with offices at Rue de Lausanne 27, Sion, 1950, Switzerland (“MSD Switzerland”), and Merck entered into a Collaboration and License Agreement dated as of April 8, 2009 (as amended prior to the Effective Date, the “2009 Collaboration Agreement”) in respect of Cardiome’s proprietary compound formerly known as RSD1235 and now referred to as vernakalant and also as BRINAVESS™ (the “Product”); and

WHEREAS, Cardiome and the predecessor in title to MSD Switzerland entered into a Collaboration and License Agreement dated as of October 16, 2003 (as amended prior to the Effective Date, the “2003 Collaboration Agreement”) in respect of the Product; and

WHEREAS, on September 21, 2012: (i) MSD Switzerland gave Cardiome notice of termination of the 2003 Collaboration Agreement, which termination shall be effective on April 21, 2013; and (ii) Merck and MSD Switzerland gave Cardiome notice of termination of the 2009 Collaboration Agreement, which termination shall be effective on September 21, 2013; and

WHEREAS, Cardiome and Merck desire to achieve an orderly and efficient transition of rights and responsibilities as between themselves and for the benefit of patients; and

WHEREAS, the Parties therefore desire to clarify, amend and supplement the provisions of the 2003 Collaboration Agreement and the 2009 Collaboration Agreement (collectively referred to herein as the “Collaboration Agreements”) governing their respective rights and responsibilities in connection with the termination of the Collaboration Agreements and the reversion and transfer of rights and responsibilities for the Product to Cardiome, all on the terms and conditions set forth in this Agreement;

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein and intending to be legally bound, the Parties hereby agree as follows:

1.	Definitions

Except to the extent otherwise expressly defined in this Agreement, all of the capitalized terms used herein, whether used in the singular or plural, shall have the same meaning as set forth in the 2009 Collaboration Agreement. The following defined terms as used in this Agreement (whether in the singular or plural) shall have their respective meanings as set forth below:

“Books & Records” shall mean Merck’s and its Affiliates’ available books, records and other documents (whether in hard copy or electronic form) that (i) are directly related to the Marketing Authorizations or Drug Approval Applications for the Product and (ii) have been submitted to, or received from, Regulatory Authorities.

“Copyrights” shall mean any and all copyrights (including, for example, literary works (such as brochures or other promotional publications), audio recordings, film rights, drawings and photographs) owned or controlled by Merck or its Affiliates in the advertising, marketing, promotional and sales materials for the Product; but excluding any rights or interests with respect to any and all proprietary trademarks, logos or trade dress owned or controlled by Merck or its Affiliates that may be incorporated in such materials.

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“Country” shall mean (i) an individual country or territory, anywhere in the world or (ii) in Europe, the Member States of the European Economic Area (as it may exist from time to time) jointly.

“Country Transfer Date” shall mean, on a Country-by-Country basis, the date upon which the transfer to Cardiome, or to an entity designated by Cardiome in writing, of all of the Product Rights in the Country has been completed in accordance with Article 2.

“Country Transition Period” shall mean, with respect to each Country, the period beginning on the Effective Date and ending, on a Country-by-Country basis, on the date upon which the transfer to Cardiome or its designee(s) of all Marketing Authorizations for the Product in such Country becomes effective (or, if there is no Marketing Authorization for the Product in such Country, the date upon which the transfer to Cardiome or its designee(s) of all of the other Product Rights in such Country becomes effective).

“Date of Transfer of the European Marketing Authorizations” shall mean the date upon which the transfer to Cardiome, or to an entity designated by Cardiome in writing, of all of the Marketing Authorizations for the Product in all of the Member States of the European Economic Area becomes effective.

“Governmental Permits” shall mean (i) the Marketing Authorizations, and (ii) any and all pricing or pricing reimbursement approvals for the Product granted by Regulatory Authorities.

“Investigator Initiated Studies” shall have the meaning set forth in Section 2.6.

“Marketing Authorizations” shall mean all issued health registrations, marketing authorizations, centralized registrations, labelling approvals, and any other technical, medical and scientific licenses, authorizations or approvals for Product (including any amendments or supplements to any of the foregoing) which as of the Effective Date are owned or controlled by Merck or its Affiliates, together with any amendments or supplements to any of the foregoing that are issued subsequent to the Effective Date.

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“Non-Clinical and Clinical Studies” shall have the meaning set forth in Section 2.5.

“Product Revenue” shall mean, with respect to each country, all amounts invoiced for sales of Product to customers.

“Product Rights” shall mean Regulatory Product Rights and Sales and Marketing Product Rights.

“Regulatory Product Rights” shall mean Product Revenue, and all rights, title and interest in and to all Governmental Permits and Books and Records (excluding Section 3.1(c)) for the Product in each Country that are owned, controlled, held by, or otherwise in the possession or custody of Merck and/or any of its Affiliates, including without limitation the rights to manufacture, package, import, and export the Product in a Country.

“Regulatory Transition Plan” shall have the meaning set forth in Section 3.3.

“Sales and Marketing Product Rights” shall mean the right to distribute, offer for sale, advertise market, promote and sell the Product in a Country.

“Target Transfer Date” shall mean, on a Country-by-Country basis, the date agreed by the Parties to be the target date for the transfer to Cardiome, or to an entity designated by Cardiome in writing, of all of the Product Rights in the Country.

“Trademarks” shall mean any trademark (including but not limited to word marks, logos, slogans, domain names, and the like) under which the Product is promoted, marketed, distributed or sold in any Country, excluding, however, the corporate name, trade name, trade dress and corporate logo of Merck or any of its Affiliates.

“Transition Team” shall have the meaning set forth in Section 3.2.

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2.	Transfer of Sales and Marketing Product Rights and Regulatory Product Rights.

The provisions of this Article 2 are intended to govern the orderly transfer and delivery of the Sales and Marketing Product Rights and Regulatory Product Rights, and the transition of the business related to the manufacturing and commercialization of the Product, from Merck to Cardiome. For clarity, this will include the transfer and delivery to Cardiome of the Books & Records and copies of the other documentation and information to be provided to Cardiome pursuant to Sections 3.1(a) and 3.1(c). However, the transfer of the Trademarks from Merck to Cardiome shall be carried out through separate trademark assignment documents being executed simultaneously with this Agreement. To the extent that Affiliates of Merck are responsible for holding and maintaining Governmental Permits and/or are otherwise responsible for the commercialization of Products in one or more countries, Merck shall be responsible for ensuring that such Affiliates undertake and complete such actions as are necessary to enable Merck to fulfil its obligations under this Agreement.

2.1          Completion of Transfer. Merck shall transfer and deliver to Cardiome all of the Product Rights in each Country in accordance with the terms and conditions of this Agreement. The Sales and Marketing Product Rights in each Country will transfer to Cardiome, or an entity designated by Cardiome, as of the Effective Date. Merck will transfer to Cardiome the Additional Information set forth in Section 3.1(c) on or before September 21, 2013. The Transition Team shall agree in writing upon a mutually acceptable date that will be the Target Transfer Date in each Country for the completion of the transfer of all Product Rights to Cardiome, or to an entity designated by Cardiome in writing, in such Country. The Parties shall use good faith efforts to complete the transfer and delivery of all Product Rights in each Country as of the agreed Target Transfer Date or as soon as possible thereafter.

2.2          Early Transfer of Regulatory Product Rights. The Parties may decide to transfer the rights to Governmental Permits and/or certain other Regulatory Product Rights in a given Country to Cardiome, or to an entity designated by Cardiome in writing, prior to the Target Transfer Date in such Country. However, the Parties agree that Product Revenue, and Merck’s financial benefits under the terms of the Collaboration Agreements from sales of Product, will not under any circumstances transfer to Cardiome in a given Country, except as expressly set forth in Section 4.2. The financial benefits to flow to Merck for any responsibilities not yet transferred to Cardiome under this Agreement as of the transfer of Product Revenue to Cardiome pursuant to Section 4.2 shall be agreed between the Parties prior to the Target Transfer Date.

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2.3          Delays in Transfer of Certain Regulatory Product Rights.

(a)          Governmental Permits and Regulatory Product Rights. The Parties acknowledge that, notwithstanding their good faith diligent efforts to complete the transfer and delivery of all of the Regulatory Product Rights in each Country to Cardiome on the Target Transfer Date, there may be some Countries in which the transfer of ownership and control of Governmental Permits, including Marketing Authorizations for the Product (and possibly certain other Regulatory Product Rights) to Cardiome, or to an entity designated by Cardiome in writing, will not be completed on the Target Transfer Date as a result of processes or conditions imposed by Regulatory Authorities or other governmental authorities. It is the intention of the Parties that to the fullest extent possible such delays in transferring Governmental Permits (including Marketing Authorizations and/or other Regulatory Product Rights, if any) in a Country should not result in a delay in the transfer of those Regulatory Product Rights that can be transferred on or before the Target Transfer Date, so that Cardiome can effectively assume full control and responsibility for the Product in such Country as of the Target Transfer Date. For clarity, under no circumstances will Product Revenue in a Country transfer to Cardiome prior to the Target Transfer Date, except as expressly set forth in Section 4.2. The Parties therefore agree that in such instances they will to the fullest extent possible (and subject to any restrictions imposed by Applicable Laws) undertake the following:

(i)	to complete the transfer and delivery of all of the Regulatory Product Rights that are not so affected on or before the Target Transfer Date; and

(ii)	that Merck and/or its Affiliates (as applicable) shall continue to hold and maintain the Marketing Authorizations (and such other Regulatory Product Rights, if any, that cannot be transferred on or before the Target Transfer Date) for the Product on behalf of Cardiome until the earlier of (A) such time as the transfer of Marketing Authorizations (and any other affected Product Rights) to Cardiome or its Affiliates can be completed in such Country and (B) September 21, 2013.

For clarity, nothing herein shall be construed as obligating Merck or its Affiliates to undertake or perform any advertising, marketing or promotional services for or on behalf of Cardiome or its Affiliates with respect to the Product in any Country.

          (b)          Distribution of Product as of the Target Transfer Date.  Except as otherwise expressly set forth in this Section 2.3(b), Cardiome shall assume full responsibility (at its own expense) for the distribution and sale of Product in each Country as of the Target Transfer Date in such Country.  Responsibility for distribution activities for Product in those Countries in which the transfer of Marketing Authorizations to Cardiome, or to an entity designated by Cardiome in writing, cannot be completed on or before the Target Transfer Date will be allocated between the Parties as follows:

(i)          To the extent legally permitted, Merck and/or its Affiliates will appoint Cardiome, or an entity designated by Cardiome in writing, as an authorized distributor of Product in each such Country, such appointment to be made effective as of the Target Transfer Date in such Country or as soon as possible thereafter, in which case Cardiome will assume full responsibility for all distribution activities for Product in such Country(ies) as of the effective date of such appointment.  The Transition Team will use good faith efforts to identify and, as soon as possible after the Effective Date, agree upon those Countries in which it will be necessary and legally permissible for Merck or its Affiliates to appoint Cardiome to distribute Product as contemplated by this Section 2.3(b); and

(ii)          To the extent that it will not be possible for Merck or its Affiliates to make such an appointment and transfer responsibility for distribution activities to Cardiome as of the Target Transfer Date in a given Country, Merck or its Affiliates will continue to distribute Product on Cardiome’s behalf in the relevant Country(ies) after the Target Transfer Date. However, nothing herein shall be construed as obligating Merck and/or its Affiliates to agree to perform, or to otherwise be responsible for performing, any such distribution activities in any Country on or after July 15, 2013, except as may be otherwise agreed by the Parties in writing.

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2.4          Operation of the Business during Country Transition Period. As of the Effective Date, Cardiome shall be solely responsible for all aspects of the advertising, marketing and promotion of the Product in all Countries (and shall have financial responsibility for any advertising, marketing and promotional activities it elects to carry out). However, until July 15, 2013, Merck and its Affiliates shall continue to accept and fulfil bids, tender offers and orders for Product, in a manner consistent with Merck’s current pricing practices, and supply Product in accordance with such bids, tenders and orders. In addition, Merck and its Affiliates will use commercially reasonable efforts to maintain the Regulatory Product Rights until such time as they are transferred and delivered to Cardiome or to an entity designated by Cardiome in writing, including by not disposing of any Regulatory Product Rights except as directed by Cardiome, and by not (whether through actions or failures to act) knowingly permitting the Regulatory Product Rights to lapse or go abandoned without the prior written consent of Cardiome (provided, however, that if, despite the Parties’ good faith diligent efforts to complete the transfer of all of the Marketing Authorizations in each Country to Cardiome, such transfer has not been completed by September 21, 2013, Merck may withdraw or abandon such Marketing Authorization as of September 21, 2013, following discussion with Cardiome). Notwithstanding the foregoing, in the event that Cardiome, its sublicensee or distributor materially violates any Applicable Law or local industry association code of practice in connection with the advertising, marketing or promotion of the Product, Cardiome shall cease any further advertising, marketing and promotion of the Product in such Country(ies) until the end of the relevant Country Transition Period (and the promotional services fee payable by Merck pursuant to Section 4.3 shall no longer be payable).

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2.5          Responsibility for Non-Clinical and Clinical Studies. The Parties acknowledge that, as of the Effective Date, Merck or its Affiliates are supporting, conducting or otherwise responsible for the non-clinical studies, clinical studies, medical affairs studies and/or patient safety registries listed in Schedule 2.5 (the “Non-Clinical and Clinical Studies”). The Parties shall use commercially reasonable efforts to (i) either terminate or transfer Sponsor responsibility for each Clinical Study and (ii) assign the contracts relating to the Non-Clinical Studies, to Cardiome (or its designee) on or before September 15, 2013. Cardiome shall assume responsibility for all costs and expenses related to the conduct of any Non-Clinical and Clinical Study arising on and after September 15, 2013; however, Merck and its Affiliates shall remain responsible for all documented costs and expenses related to the conduct of any Non-Clinical and Clinical Study that are incurred prior to September 15, 2013. For clarity, nothing herein shall be construed as authorizing Merck or its Affiliates to make any commitments or representations to Third Parties on behalf of Cardiome regarding any Non-Clinical and Clinical Study without the prior written consent of Cardiome. Notwithstanding the above, with regard to PN010 (Asia Pacific Study), Merck will be responsible for all activities and expenses related to (i) the cleaning and closure of the clinical and safety database, (ii) the publishing of a synoptic study report for end-of-study close-out purposes, and (iii) closure of the study sites. However, Cardiome will be responsible for all costs and expenses associated with the transfer of the SPECTRUM study from Merck and/or Merck's clinical research organization(s) to Cardiome, including, but not limited to, all costs and expenses related to submission of change-in-sponsorship notifications to regulatory agencies and ethics committees, modification of site contracts, communications to sites to inform them of the formal change in study sponsorship, modification of the study's electronic data capture system, and development and conduct of any site training/educational materials. Costs associated with any necessary renegotiation of, and ongoing maintenance of, Safety Review Committee member contracts will also be borne solely by Cardiome.

2.6          Responsibility for Investigator Initiated Studies (IISPs). The Parties acknowledge that certain preclinical and clinical IISP studies, as listed in Schedule 2.6 (the “Investigator Initiated Studies”), are ongoing as of the Effective Date and may not be able to be terminated or assigned to Cardiome. In such cases, Merck will continue to support these studies as contractually obligated to investigators (provided, however that Merck will supply Product for such studies only to the extent it is legally able to do so and receives the necessary supplies of Product from Cardiome) and shall provide Cardiome with final study reports, once available.

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3.          Diligence and Coordination of Efforts

3.1          Diligence and Cooperation. On and after the Effective Date, the Parties shall cooperate diligently in coordinated efforts to timely complete the various transfers and delivery of Sales and Marketing Product Rights, Regulatory Product Rights and Non-Clinical and Clinical Studies and Investigator Initiated Studies provided for in Article 2. Each of Merck and Cardiome shall undertake, and shall ensure that their respective Affiliates or designees undertake, any actions reasonably necessary to timely complete the various transfers and delivery of Sales and Marketing Product Rights, Regulatory Product Rights and Non-Clinical and Clinical Studies and Investigator Initiated Studies to Cardiome, or to an entity designated by Cardiome in writing, as provided in Article 2, including without limitation by causing the execution of any documents necessary to transfer and/or assign to Cardiome or its designated Affiliate or Third Party: (i) the Marketing Authorizations for each Product and (ii) the Trademarks.

(a)          Disposition of Books & Records. In connection with the transfer and delivery of Regulatory Product Rights to Cardiome or to an entity designated by Cardiome in writing, Merck further agrees that during the Country Transition Periods it shall, and shall procure that its Affiliates will, upon request by Cardiome, transfer and deliver to Cardiome any and all available Books & Records in Merck’s or its Affiliates’ possession or control. The Parties will coordinate the timing and prioritization of Books & Records to be transferred and delivered to Cardiome pursuant to this Section 3.1(a). The transfer of Books & Records will be completed no later than July 15, 2013, except with respect to documentation related to the transfer of Marketing Authorizations to Cardiome or its Affiliates, which shall be transferred to Cardiome, or to an entity designated by Cardiome in writing, on a Country-by-Country basis within thirty (30) days after the applicable Country Transfer Date. For clarity, documentation to be included in the Books & Records being transferred pursuant to this Section 3.1(a) shall include, without limitation, the documents identified in Schedule 3.1(a).

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(b)          Books & Records in Electronic Form. For clarity, to the extent that data and information included within the Books & Records to be transferred and delivered to Cardiome pursuant to this Agreement are maintained by Merck and its Affiliates in electronic form, the obligation of Merck and its Affiliates to transfer and deliver such Books & Records to Cardiome shall be limited to providing Cardiome with such electronic data in a mutually agreed format that permits Cardiome to access the data and information and is reasonably acceptable to both Parties. Nothing herein shall be construed as obligating Merck or its Affiliates to transfer to Cardiome or to otherwise provide Cardiome with access to or rights to use any proprietary software (including Third Party software and/or software that is owned or controlled by Merck or its Affiliates) that may be utilized by Merck or its Affiliates from time to time in connection with such electronic data and information included within Books & Records. Merck will, upon request, identify for Cardiome any Third Party software platforms or tools (including the relevant version number and Third Party vendors/licensors from which such software was obtained) that it utilizes in connection with such electronic data and information.

(c)          Additional Information. In addition to the Books & Records to be provided pursuant to Section 3.1(a), Cardiome has requested, and Merck is willing to provide to Cardiome, certain additional information related to the Product, as listed on Schedule 3.1(c) (the “Additional Information”). To the extent it has not as of the Effective Date already been provided to Cardiome, Merck shall, and shall procure that its Affiliates will, use commercially reasonable efforts to collect and provide the Additional Information to Cardiome as soon as reasonably practicable following the Effective Date.

(d)          Merck Retained Rights to Books & Records and Additional Information. The Parties acknowledge and agree that Merck and its Affiliates shall be permitted to retain originals and/or copies of certain Books & Records and Additional Information being transferred and delivered to Cardiome pursuant to this Section 3.1 solely to the extent necessary, and for the limited purposes of: (i) complying with all Applicable Laws (including without limitation generally accepted accounting principles, external financial reporting obligations, and Sarbanes-Oxley); (ii) complying with internal corporate policies and standard operating procedures regarding the creation and retention of books and records; and/or (iii) performing its obligations under this Agreement. If and to the extent Merck or its Affiliates do retain originals and/or copies of any Books & Records or Additional Information on and after the relevant Country Transfer Dates, Merck and its Affiliates shall only use such Books & Records and Additional Information for the specific purposes identified in the preceding sentence and not for any other purpose. With respect to any and all Books & Records and Additional Information that are transferred and delivered to Cardiome pursuant to this Section 3.1, Cardiome shall, and shall ensure that any Affiliates and successors shall, grant Merck and its Affiliates reasonable access to such Books & Records and Additional Information as reasonably requested by Merck from time to time, as may be necessary or desirable for Merck or its Affiliate in connection with ensuring its or their compliance with Applicable Laws or orders of any court or Regulatory Authority or other governmental authority, or in connection with any lawsuit or claim to which Merck or its Affiliate may be a party. In particular, and without limiting the generality of the foregoing, Cardiome shall reasonably promptly provide to Merck, at Merck’s reasonable request and expense, copies of such items within the Books & Records and Additional Information as Merck or its Affiliate may request from time to time for purposes of the foregoing.

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(e)          Communication with Merck Local Affiliates. Within 15 days following the Effective Date, the Parties will exchange contact information for their respective local regulatory personnel in certain Countries and hereby agree to permit direct communications between such local regulatory personnel in such Countries in order to facilitate planning and implementation of certain aspects of the Regulatory Transition Plan. The Parties have also agreed in writing upon the specific subject matter for such direct interactions. As of the Effective Date, no other direct interactions with local Affiliates of Merck have been authorized and Cardiome, its designees and their respective personnel, agents and subcontractors shall not communicate requests for data, information or materials directly to any of Merck’s local Affiliates, or any of their personnel, agents or subcontractors, in any country unless and solely to the extent expressly authorized by Merck in writing. Any request or proposal for direct interactions between Cardiome and any of Merck’s local Affiliates shall be communicated through the Transition Team, and Merck will reasonably consider any such requests; provided, however, that nothing herein shall be construed as obligating either Party to agree to any such request or proposal. If Merck does agree to permit its local Affiliates in one or more Countries to engage in direct interactions with Cardiome or its designee, the Parties shall agree in advance and in writing on the specific subject matter and scope of those permitted interactions and shall exchange relevant contact information identifying their respective representatives who will participate in those interactions.

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3.2          Transition Team. The Parties will establish a joint “Transition Team” to facilitate and oversee the planning and implementation of strategic and tactical plans for the transfer and delivery of Sales and Marketing Product Rights and Regulatory Product Rights in each Country in accordance with the terms of this Agreement, and to facilitate communications and discuss and resolve issues between the Parties with respect to such matters. Each of Cardiome and Merck shall appoint appropriate representatives to the Transition Team. The Transition Team shall meet (by teleconference or videoconference) as necessary, at such times as are reasonably acceptable to the Parties, until the end of the last-to-end Country Transition Period.

3.3          Regulatory Transition Plan. Attached hereto as Schedule 3.3 is a regulatory transition plan (the “Regulatory Transition Plan”) agreed to by the Parties setting forth the activities to be performed by the Parties pursuant to this Agreement to effect the transfer and delivery of Governmental Permits and certain other Regulatory Products Rights to Cardiome, or to an entity designated by Cardiome in writing, and the target timelines therefor. The Parties acknowledge that the various submission dates set forth in Regulatory Transition Plan represent guidelines for timing of the relevant submissions that have been agreed to by the Parties and which the Parties will use commercially reasonable efforts to achieve, but are not intended to represent deadlines or binding commitments. Each Party shall promptly notify the other Party in the event that it determines that the activities and/or timelines set forth in the Regulatory Transition Plan require modification. The Transition Team shall be responsible for periodically reviewing and approving any changes to the Regulatory Transition Plan that are proposed by a Party and/or that are necessary to address any requests or requirements that may be imposed by Regulatory Authorities with respect to the transfer to Cardiome, or to an entity designated by Cardiome in writing, of the Governmental Permits. In each such event, the Parties shall use good faith efforts to agree upon a mutually acceptable means to address the relevant issues.

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(a)          Cooperation by the Parties. During the relevant Country Transition Period, Merck and its Affiliates shall, upon request, reasonably cooperate with Cardiome to facilitate communications or other interactions with Regulatory Authorities and/or other governmental authorities in a Country that are reasonably necessary in connection with Cardiome’s planning and preparations for the transfer of Governmental Permits, including, without limitation, by providing Cardiome with copies of any material communications with Regulatory Authorities. Merck shall reasonably consider any requests by Cardiome for any consent or authorizations necessary to enable Cardiome to engage in direct communications with Regulatory Authorities in connection with the transfer of Governmental Permits for the Product. Cardiome shall not take any action which (i) may reasonably be expected to damage or impair the goodwill or reputation of Merck or its Affiliates, and/or (ii) would, without the prior written consent of Merck or its Affiliates, impose any new obligations or commitments (financial or otherwise) upon Merck and/or its Affiliates related to or in connection with the development, registration or commercialization of the Product in such Country. Cardiome shall keep Merck reasonably informed as to any communications with Regulatory Authorities and/or other developments related to the transition of Governmental Permits or any other Product Rights, and in particular shall promptly notify Merck with respect to any new developments related to such activities that may affect (x) the distribution or sale of the Product in a Country by Merck and/or its Affiliates during the relevant Country Transition Period, and/or (y) the rights and responsibilities of the Parties with respect to, and/or the timing of, the transfer and delivery of the Regulatory Product Rights in a Country to Cardiome or to an entity designated by Cardiome in writing.

3.4          Pharmacovigilance Responsibilities and Product Inquiries. On or before June 1, 2013, the Parties shall discuss and execute a Safety Data Exchange Agreement which shall govern the responsibilities of each Party with respect to all pharmacovigilance matters relating to the Product. Separately, the Parties shall agree on a process at the local country level for reporting of product quality complaints, medical inquiries and other similar communications related to the Product that may be received from customers and other Third Parties.

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3.5          Other External Communications Related to Product. Upon or promptly following the Effective Date, Cardiome shall issue a press release announcing the execution of this Agreement, in the form attached hereto as Schedule 3.5. As soon as practicable after the Effective Date, the Transition Team shall agree upon, and from time to time thereafter during the applicable Country Transition Period shall update as necessary, one or more external communications plans related to the transfer of Sales and Marketing Product Rights and Regulatory Product Rights, which the Parties shall then implement in accordance with this Section 3.5. During the relevant Country Transition Period, Cardiome will coordinate with Merck any press releases, public statements or similar communications with Third Parties with respect to the transfer of the Product Rights in a Country, the contents of which shall be limited to publicly available information unless agreed to in advance by Merck in writing. Cardiome will provide Merck a reasonable opportunity to review and comment on any such planned communication at least five (5) business days prior to its planned release or implementation and shall use good faith efforts to address any comments or concerns raised by Merck with respect to the timing and/or content of the planned communication. Neither Party shall have the right to use the names, logos or trademarks of the other Party (or any of such other Party’s Affiliates) in any such communications without the prior written consent of such Party. For clarity, the Parties acknowledge that Cardiome will have the right to use the Trademarks in any communications issued pursuant to this Section 3.5.

3.6          Copyrights in Marketing and Promotional Materials. Merck hereby grants to Cardiome under the Copyrights the irrevocable, perpetual right and license to use the contents of Merck’s and its Affiliates’ current marketing and promotional materials for the Product solely to enable Cardiome (i) to prepare derivative works incorporating all or any portion of the contents of such materials, and (ii) to use such derivative works for any purpose related to the manufacture, development, distribution, advertising, marketing, promotion, offering for sale or selling of the Product. For clarity, the Parties acknowledge and agree that nothing in this Section 3.6 shall be construed as granting or conveying (whether expressly or by implication) to Cardiome any rights to use, or any other interests in or to, the names of Merck or its Affiliates or any logos, trademarks or trade dress owned or controlled by Merck or its Affiliates that may be incorporated in any advertising, marketing, promotional or sales materials being transferred and delivered to Cardiome pursuant to this Agreement.

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3.7          NO WARRANTIES. EXCEPT AS MAY OTHERWISE BE EXPRESSLY SET FORTH IN THIS AGREEMENT, NOTHING HEREIN SHALL BE CONSTRUED AS A REPRESENTATION OR WARRANTY (WHETHER EXPRESS OR IMPLIED) BY Merck OR ITS AFFILIATES WITH RESPECT TO ANY DATA OR INFORMATION PROVIDED OR OTHERWISE MADE AVAILABLE TO Cardiome PURSUANT TO THIS agreement, ALL OF WHICH IS BEING PROVIDED TO Cardiome “AS IS”, AND ANY IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE ARE EXPRESSLY DISAVOWED. CARDIOME SHALL BE SOLELY RESPONSIBLE FOR ANY AND ALL LIABILITIES ARISING OUT OF THE USE BY CARDIOME OF ANY SUCH DATA OR INFORMATION, INCLUDING WITHOUT LIMITATION ITS USE IN CONNECTION WITH THE MANUFACTURE OR COMMERCIALIZATION OF THE PRODUCT.

4.	Payment and Financial Matters.

4.1          Regulatory Fees and Other Costs and Expenses. The Parties agree that Merck and its Affiliates shall be responsible for any fees imposed by Regulatory Authorities and other governmental agencies in connection with the actual transfer of Governmental Permits for the Product. Merck and its Affiliates shall also be solely responsible for all direct and indirect costs and expenses (including, without limitation all internal FTE costs, administrative and overhead costs, and out-of-pocket costs and expenses) that are incurred by Merck or its Affiliates in connection with the transfer and delivery of the Sales and Marketing Product Rights and Regulatory Product Rights as contemplated in accordance with Article 2. For clarity, nothing in this Agreement shall be construed (whether expressly or by implication) as obligating Merck or its Affiliates to undertake and/or share in the conduct and/or costs of any additional clinical studies or other additional development work to generate any additional data related to the Product that may be requested or required by Regulatory Authorities in support of or in connection with the transfer of any Governmental Permits for the Product as contemplated hereunder, other than as expressly set forth in Sections 2.5 and 2.6.

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4.2          Transfer of Product Revenue. The Parties acknowledge and agree that commencing as of the first day of the month following the Date of Transfer of the European Marketing Authorizations (such first day of the month being referred to herein as the “Product Revenue Transfer Date”), Cardiome shall be entitled to, and shall, receive the benefit of all sales of Product throughout the world.

4.3          Net Sales on Product Sold Prior to the Transfer of Product Revenue. The Parties acknowledge that Merck shall continue to pay to Cardiome royalties on Net Sales of the Product, in accordance with the 2009 Collaboration Agreement, for all Product sold in a Country prior to the Product Revenue Transfer Date. In addition, Merck shall pay to Cardiome a promotional services fee in the amount of [Redacted – percentage rate] of Net Sales of Product (calculated in accordance with the provisions of the 2009 Collaboration Agreement) sold during the period commencing upon the Effective Date and continuing until the Product Revenue Transfer Date. Cardiome shall reimburse Merck for any returns, rebates, chargebacks, retroactive price reductions or other allowances that are paid by Merck or its Representative following the Product Revenue Transfer Date with respect to Product sold by Merck or its Representative prior to the Product Revenue Transfer Date.

5.	Distribution and Sale of Product

5.1          Responsibility for Distribution and Sale of Product. Merck (or its Affiliates) shall remain responsible for the invoicing, distribution and sale of Product in each Country until the Country Transfer Date in such Country. On and after the Country Transfer Date for each Country, Cardiome shall assume full responsibility for the invoicing, distribution and sale of Product in each such Country, and Merck shall not, and shall procure that its Affiliates do not, solicit orders for Product from any prospective purchasers for such Country, nor accept nor fulfil any orders for Product for such Country, nor deliver or tender (or cause to be delivered or tendered) any Product to any purchaser in such Country. Notwithstanding the above, Merck will ensure that Cardiome is notified of any prospective purchasers which enquire or attempt to order Product from Merck after the Country Transfer Date.

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5.2          Trademark License. Cardiome hereby grants to Merck a license to use the Trademarks in connection with the invoicing, distribution and sale of Product by Merck pursuant to Section 5.1 and the other activities contemplated by this Agreement to be conducted by Merck following the Effective Date. Merck agrees to maintain and preserve the quality of the Product in connection with which the Trademarks are used consistent with the current standards and reputation for quality associated with the Product.

6.	Representations and Warranties.

6.1          Mutual Representations. Each Party hereby represents, warrants and covenants to the other that: (i) it has the requisite power and authority to execute, deliver and perform its obligations under this Agreement; (ii) the execution and performance by it of its obligations under this Agreement will not result in a breach of, or constitute a default under, any instrument or agreement to which it is a party or by which it is bound or result in a violation of any law or regulation in any jurisdiction or of any order, judgement or decree of any court or governmental agency by which it is bound; and (iii) at all times up to and including the end of the last-to-end Country Transition Period, it shall not and shall ensure that its Affiliates do not undertake any actions that are inconsistent with its obligations under this Agreement.

6.2          Merck Representations. Merck hereby represents, warrants and covenants to Cardiome that until such time as all of the Product Rights and Non-Clinical and Clinical Studies and Investigator Initiated Studies have been transferred to Cardiome, it will conduct, and will ensure that all of its Affiliates conduct, all of its and their activities with respect to the Product in accordance with all Applicable Laws.

6.3          Cardiome Representations. Cardiome hereby represents, warrants and covenants to Merck that until such time as all of the Product Rights and Non-Clinical and Clinical Studies and Investigator Initiated Studies have been transferred to Cardiome or to an entity designated by Cardiome in writing, and thereafter, it will conduct all of its activities with respect to the Product that have been transferred to Cardiome, and will ensure that any Cardiome designee will conduct all of its activities with respect to the Product that have been transferred to such designee, in accordance with all Applicable Laws, all applicable industry codes and standards and good business ethics. In particular, Cardiome hereby represents, warrants and covenants to Merck as follows:

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(i)	all advertising and other promotional materials for the Product will be prepared in accordance with all Applicable Laws, Marketing Authorizations and industry codes and standards and with the labelling for the Product approved by the Regulatory Authorities in the applicable Country;

(ii)	Cardiome will establish and employ a process for review of advertising and other promotional materials for the Product that includes, as appropriate, medical, legal and/or regulatory review, and that is designed to ensure that such materials comply with all Applicable Laws, Marketing Authorizations and industry codes and standards and with the labelling for the Product approved by the Regulatory Authorities in the applicable Country;

(iii)	Cardiome will ensure that all sublicensees, distributors, sales representatives and other commercial representatives of Cardiome (collectively, “Representatives”) will conduct their activities regarding the Product in a manner that is consistent with all Applicable Laws, Marketing Authorizations and industry codes and standards and with the labelling for the Product approved by the Regulatory Authorities in the applicable Country;

(iv)	Cardiome will ensure that the Representatives in each Country are properly trained with respect to: (a) the labelling for the Product approved by the Regulatory Authorities in the applicable Country; (b) any applicable regulatory guidance for industry-supported scientific and educational activities; (c) any applicable professional code on interactions with healthcare professionals or patients; (d) any applicable standards for commercial support of continuing medical education; (e) any applicable industry guidelines on gifts to physicians or other health care professionals; and (f) any Applicable Laws governing their activities regarding the Product; and

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(v)	Cardiome will establish appropriate internal systems, policies and procedures for the monitoring of the Representatives in order to ensure that the Representatives conduct all of their activities regarding the Products in compliance with all Applicable Laws, Regulatory Approvals, industry codes and standards applicable to such Representatives, and good business ethics.

7.	Liability and Indemnification

7.1          Indemnification Rights and Obligations under the Collaboration Agreements. The rights and obligations of the Parties set forth in Article 19 of the 2009 Collaboration Agreement survive termination of the Collaboration Agreements and remain in full force and effect thereafter pursuant to Section 17.3 of the 2009 Collaboration Agreement. The Parties agree that any claims for indemnification made pursuant to this Agreement will be made in accordance with, and be subject to, the procedures set forth in Article 19 of the 2009 Collaboration Agreement.

7.2          Additional Indemnification. In addition to the Parties’ indemnification rights and obligations pursuant to Article 19 of the 2009 Collaboration Agreement, Cardiome hereby agrees that Cardiome shall indemnify, defend and hold harmless Merck and its Affiliates, [Redacted - list of Merck employees] (and any other employees of Merck or any of its Affiliates that may, under Applicable Laws, be subject to personal liability for acts or omissions relating to the Product) personally, from and against any and all Third Party claims whatsoever that arise out of, or directly or indirectly result from, the advertising, promotion, marketing, distribution and/or sale of the Product in any Country by or on behalf of Cardiome, its sublicensees or distributors, including without limitation against any penalty or fine that may be imposed by any Regulatory Authority as a direct or indirect result of the advertising, promotion, marketing, distribution and/or sale of the Product in any Country by or on behalf of Cardiome, its sublicensees or distributors or any other act or omission of Cardiome, its sublicensees or distributors, expressly including any penalty or fine pursuant to Commission Regulation (EC) No 658/2007, as amended.

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7.3          Performance by Merck of Agreement Obligations. Merck shall indemnify, defend and hold harmless Cardiome from and against any and all Third Party claims whatsoever that arise out of, or directly or indirectly result from: (i) the breach of one or more of Merck’s material obligations under this Agreement (including without limitation a breach by Merck of its representations and warranties set forth in Article 6), or (ii) the gross negligence or willful misconduct of Merck or its Affiliate in connection with the performance of its obligations under this Agreement; except in each case to the extent caused by the gross negligence or willful misconduct of Cardiome or its Affiliates, sublicensees and designees.

7.4          Performance by Cardiome of Agreement Obligations. Cardiome shall indemnify, defend and hold harmless Merck and its Affiliates from and against any and all Third Party claims whatsoever that arise out of, or directly or indirectly result from: (i) the breach of one or more of Cardiome’s material obligations under this Agreement (including without limitation a breach by Cardiome of its representations and warranties set forth in Article 6), or (ii) the gross negligence or willful misconduct of Cardiome in connection with the performance of its obligations under this Agreement; except in each case to the extent caused by the gross negligence or willful misconduct of Merck or its Affiliates.

7.5          No Consequential Damages. With respect to any claim by one Party against the other arising out of the performance or failure of performance of the other Party under this Agreement, the Parties expressly agree that the liability of such Party to the other Party for such claim shall be limited under this Agreement or otherwise at law or equity to direct damages only and that in no event shall a Party be liable for any indirect, special, punitive, exemplary or consequential damages of the other Party. For the avoidance of doubt, this Section 7.5 shall in no way limit any indemnification obligations one Party may have to the other pursuant to the Collaboration Agreements or this Article 7.

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7.6          Survival. For clarity, the provisions of this Article 7 shall survive termination of the Collaboration Agreements and completion of the transfer of all Product Rights and remain in full force and effect thereafter.

8.	Miscellaneous

          8.1          Unauthorized Change of Control of Cardiome. The Parties recognize and agree that Merck has invested substantial internal and external resources to transfer the Product to Cardiome. Hence, in order to ensure that the transfer of all of the Product Rights and Non-Clinical and Clinical Studies and Investigator Initiated Studies, including without limitation all items set forth in the Regulatory Transition Plan, is completed, on and from the Effective Date until September 21, 2013, Cardiome agrees to use commercially reasonable efforts to complete the transfer of all of the Product Rights and Non-Clinical and Clinical Studies and Investigator Initiated Studies, including without limitation all items set forth in the Regulatory Transition Plan, as set forth in this Agreement. Nevertheless, if in the opinion of the Board of Directors of Cardiome, Cardiome would be unable to fulfill such obligations solely as a result of an Unauthorized Change of Control, Cardiome will pay to Merck [Redacted – USD amount] prior to initiating any such Unauthorized Change of Control. As utilized herein, an “Unauthorized Change of Control” shall be understood to occur when, without an express written affirming resolution from the Board of Directors of Cardiome:

a.	a person or group of persons acting jointly or in concert, other than Cardiome or its subsidiaries, becomes the direct or indirect beneficial owner of common shares representing more than fifty percent (50%) of the voting power of all securities in the capital of Cardiome entitled to vote generally in the election of directors; or

b.	a majority of the members of the board of directors of Cardiome does not consist of persons who are Continuing Directors. As utilized herein, “Continuing Directors” shall mean the directors of Cardiome on the date hereof or persons whose appointment, election or nomination for election by Cardiome’s shareholders is duly approved by a majority of the Continuing Directors.

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8.2          Entire Agreement/Integration. This Agreement, together with the Collaboration Agreements (as modified and supplemented herein), Amendment No. 1 to the 2009 License Agreement, and the Settlement Agreement Regarding the Merck Cardiome Line of Credit and Amendments Nos. 1, 2 and 3 thereto, constitutes the entire understanding of the Parties, and supersedes any and all prior agreements, understandings and arrangements, whether oral or written, between the parties and their respective Affiliates relating to the subject matter hereof. No further amendments to the Collaboration Agreements or this Agreement shall be effective unless agreed in writing by the Parties hereto.

8.3          Effect on Collaboration Agreements. Save as expressly modified and supplemented by this Agreement, all of the terms and conditions of the Collaboration Agreements shall continue in full force and effect in accordance with their terms. This Agreement will not affect any of the rights and obligations of the Parties which have accrued prior to the Effective Date.

8.4          No Third Party Beneficiaries. Nothing in this Agreement shall be construed as giving any person or entity, other than the Parties hereto and their successors and permitted assigns, any right, remedy or claim under or in respect of this Agreement or any provision hereof.

8.5          Assignment. Neither Party may assign or transfer this Agreement, in whole or in part, nor any rights or obligations hereunder, by merger, operation of law or otherwise, without the prior written consent of the other; provided, however, that a Party may make such an assignment without the other Party’s consent to Affiliates; and provided further that the assigning Party provides the other Party with written notice of such assignment and the assignee agrees to be bound to all of the terms and conditions of this Agreement applicable to such assigned or transferred rights and obligations. Any permitted assignment shall be binding on the successors of the assigning Party. In the event a Party assigns this Agreement to an Affiliate, the assigning Party shall remain liable to the other Party for the performance of the assignee Affiliate. Any assignment or attempted assignment by either Party in violation of the terms of this Section 8.5 shall be null and void and of no legal effect.

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8.6          Compliance. Each Party hereby agrees that it shall comply, and shall ensure that its Affiliates comply, with all Applicable Laws in connection with the performance of its obligations under this Agreement.

8.7          Governing Law and Dispute Resolution. For clarity, the Parties acknowledge and agree that the resolution of disputes and the governing law with respect to this Agreement shall be subject to Sections 22.2 and 22.8 of the 2009 Collaboration Agreement.

8.8          Execution in Counterparts; Facsimile Signatures. This Agreement may be signed in any number of counterparts (including by facsimile or electronic transmission), each of which shall be deemed an original, but all of which shall constitute one and the same instrument. After facsimile or electronic transmission, the Parties agree to execute and exchange documents with original signatures.

[The remainder of this page is intentionally left blank]

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their authorized representatives as set forth below.

CARDIOME PHARMA CORP.

By: /s/ William L. Hunter

William Hunter, M.D., Chief Executive Officer and Director

MERCK SHARP & DOHME CORP.

By: /s/ Richard Kender

Richard Kender, Senior Vice President, Business Development

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Schedule 2.5

Non-Clinical and Clinical Studies

[Redacted – list of vernakalant non-clinical and clinical studies]

Schedule 2.6

Investigator Initiated Studies

[Redacted – list of investigator studies]

Schedule 3.1(a)

Documents Included in Books & Records

Regulatory filings and correspondence in electronic (e.g., Word document and/or PDF) or hard copy, as available, including:

•	Submissions
•	Approval letters
•	Letters of deficiency
•	Annual Reports
•	Background Packages
•	Telephone Conversation Records
•	Agency Advice
•	Safety Reports
•	Other outgoing and incoming correspondence

Schedule 3.1(c)

Additional Information to be Provided to Cardiome

(to the extent available and not proprietary to either Merck or any Third Party)

[Redacted – detailed list of additional information to be provided to Cardiome]

Schedule 3.3

Regulatory Transition Plan

[Redacted – list of regulatory activities and timelines]

Schedule 3.5

Approved Press Release

6190 Agronomy Road, Suite 405 Vancouver, B.C. V6T 1Z3=	Tel: 604-677-6905 Fax: 604-677-6915

FOR IMMEDIATE RELEASE NASDAQ: CRME TSX: COM

Cardiome Announces worldwide sales and marketing of brinavess™

Vancouver, Canada, April xx, 2013 -- Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) today announced that it has taken on responsibility for worldwide sales, marketing, and promotion of BRINAVESS™ (vernakalant IV) pursuant to a Transition Agreement signed with Merck, known as MSD outside the United States and Canada. Under the agreement, worldwide sales and marketing rights will transfer to Cardiome immediately. Pursuant to this agreement, Cardiome will continue to receive relevant royalties on worldwide sales. Cardiome will also receive an undisclosed promotional services fee. Regulatory product rights and product distribution responsibility are expected to transfer to Cardiome on or about July 15, 2013, following which Cardiome will recognize all BRINAVESS™ revenue and Merck will cease paying royalties or any promotional services fee. Merck will either terminate or transfer Sponsor responsibility for each relevant clinical study to Cardiome by September 15, 2013.

“Executing this transition agreement with Merck and commencing direct worldwide commercial sales activities in support of BRINAVESS™, ahead of schedule, is a critical milestone in Cardiome’s history,” stated William Hunter, M.D., President and CEO of Cardiome. “Outreach activities to physicians and caregivers who rely on BRINAVESS™ have resumed in select countries, which will enable us to gain valuable insight and experience in treating patients and help ensure a smooth transition of the product.”

About Cardiome Pharma Corp.

Cardiome Pharma Corp. is a biopharmaceutical company dedicated to the discovery, development and commercialization of new therapies that will improve the health of patients around the world. Cardiome has one marketed product, BRINAVESS™ (vernakalant IV), approved in Europe and other territories for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults.

Cardiome is traded on the NASDAQ Capital Market (CRME) and the Toronto Stock Exchange (COM). For more information, please visit our web site at www.cardiome.com.

Forward-Looking Statement Disclaimer

Certain statements in this news release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions. Forward- looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for the remainder of 2013 and beyond, our strategies or future actions, our targets, expectations for our financial condition and the results of, or outlook for, our operations, research and development and product and drug development. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Many such known risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: general economic and business conditions in the United States, Canada, Europe, and the other regions in which we operate; market demand; technological changes that could impact our existing products or our ability to develop and commercialize future products; competition; existing governmental legislation and regulations and changes in, or the failure to comply with, governmental legislation and regulations; availability of financial reimbursement coverage from governmental and third-party payers for products and related treatments; adverse results or unexpected delays in pre-clinical and clinical product development processes; adverse findings related to the safety and/or efficacy of our products or products; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products; the requirement for substantial funding to expand commercialization activities; and any other factors that may affect our performance. In addition, our business is subject to certain operating risks that may cause any results expressed or implied by the forward-looking statements in this presentation to differ materially from our actual results. These operating risks include: our ability to attract and retain qualified personnel; our ability to successfully complete pre-clinical and clinical development of our products; changes in our business strategy or development plans; intellectual property matters, including the unenforceability or loss of patent protection resulting from third-party challenges to our patents; market acceptance of our technology and products; our ability to successfully manufacture, market and sell our products; the availability of capital to finance our activities; and any other factors described in detail in our filings with the Securities and Exchange Commission available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. Given these risks, uncertainties and factors, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement. All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.

For Further Information:
Cardiome Investor Relations
(604) 676-6993 or Toll Free: 1-800-330-9928
Email: ir@cardiome.com

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